Exhibit 99.1
T. ROWE PRICE GROUP REPORTS RECORD QUARTERLY RESULTS
Assets Under Management at June 30 Reach Record $379.8 Billion
BALTIMORE (July 25, 2007) — T. Rowe Price Group, Inc. (NASDAQ-GS: TROW) today reported record quarterly results for its second quarter of 2007, including net revenues of $551 million, net income of $162 million, and diluted earnings per share of $.58, an increase of 18% from $.49 per share in the comparable 2006 quarter. Net revenues in the second quarter of 2006 were $446 million, and net income was $136 million.
Investment advisory revenues were up more than 25%, or $94 million, from the 2006 second quarter. Record assets under management of $379.8 billion at June 30 are up 8.5% from March 31, 2007. Net cash inflows from investors totaled $7.9 billion while net market appreciation and income added $22.0 billion to assets under management.
For the first half of 2007, results include net revenues of nearly $1.1 billion, net income of
$305 million and diluted earnings per share of $1.09, an increase of 20% from $.91 per share for the comparable interim period in 2006. For the first six months of 2007, assets under management have increased 13.5%, including net cash inflows from investors of $17.5 billion and net market appreciation and income of $27.6 billion.
Financial Highlights
Investment advisory revenues earned from the T. Rowe Price mutual funds distributed in the United States increased to $336 million for the second quarter of 2007, up almost $66 million from the 2006 second quarter. Mutual fund assets increased $18.5 billion during the second quarter of 2007, and ended the quarter at $237.3 billion. Investors added net inflows of more than $4.5 billion to the mutual funds during the quarter while market appreciation and income added $14.0 billion. Net cash inflows were spread among the funds, with the U.S. stock and blended asset funds adding $2.5 billion, the bond and money market funds adding $1.4 billion, and the international and global stock funds adding $.6 billion. Investors added $1.3 billion to the Growth Stock Fund during the quarter.

The series of target-date Retirement Funds, which provide fund shareholders with single, diversified portfolios that invest in underlying T. Rowe Price funds and automatically adjust fund asset allocations as investors age, continue to be a significant source of mutual fund asset growth, increasing 18.5% during the second quarter and totaled $24.3 billion at June 30, 2007. Mutual fund net inflows of $2.3 billion originated in the Retirement Funds during the second quarter of 2007.
Investment advisory revenues earned from other managed investment portfolios, consisting of institutional separate accounts, sub-advised funds, sponsored mutual funds which are offered to investors outside the U.S., and variable insurance portfolios, were $128 million in the 2007 quarter, an increase of nearly $29 million from the 2006 second quarter. Ending assets in these portfolios were $142.5 billion, up $11.4 billion since March 31. Higher market valuations added $8.0 billion and net cash inflows were $3.4 billion during the second quarter. Investors outside the United States now account for 8% of assets under management.
Administrative fees increased $10.7 million to $86.7 million. The change in these revenues includes $2.7 million from 12b-1 distribution fees received on greater assets under management in the Advisor and R classes of T. Rowe Price mutual fund shares. The balance of the increase is primarily attributable to mutual fund servicing activities and defined contribution plan recordkeeping services for the mutual funds and their investors. Changes in administrative fees are generally offset by similar changes in related operating expenses that are incurred to distribute the Advisor and R class fund shares through third party financial intermediaries and to provide services to the funds and their investors.
Operating expenses were $300 million in the second quarter of 2007, up $47 million from the 2006 second quarter. The largest expense, compensation and related costs, increased $31 million or 19% over the comparable 2006 quarter, primarily due to higher salaries, bonus compensation accruals and stock-based compensation expense. The firm has increased its staff by 6% since the beginning of 2007, primarily to handle increased volume-related activities and other growth. At June 30, the firm employed 4,887 associates.

Advertising and promotion expenditures vary period-to-period in response to investor interest. The firm expects such expenditures for the third quarter and full year 2007 to be up about 12-15% versus the comparable 2006 periods.
Other operating expenses were up $9.4 million, including $2.7 million of higher distribution expenses recognized on greater mutual fund assets under management sourced from financial intermediaries. These costs offset the same increase in administrative revenues recognized from the 12b-1 fees.
Net non-operating income decreased $11.8 million from the 2006 quarter to $11.7 million. The higher amount for the prior year quarter was due primarily to a gain of $11.5 million that was recognized upon the liquidation of a sponsored collateralized bond obligation in 2006.
The year-to-date 2007 provision for income taxes as a percentage of pretax income has been recognized using the current estimate of 38.2% for the firm’s 2007 annual effective tax rate.
Management Commentary
James A.C. Kennedy, the company’s Chief Executive Officer and President, commented: “The firm’s investment advisory results relative to our peers remain strong, with at least 74% of the T. Rowe Price funds across their share classes surpassing their comparable Lipper averages on a total return basis for the one-, three-, five-, and 10-year periods ended June 30, 2007. In addition, 80 of the T. Rowe Price stock and bond funds across their share classes, which account for two-thirds of stock and bond fund assets under management, ended the second quarter with an overall rating of four or five stars from Morningstar. These four- and five-star rated investments represent 65.6% of our rated funds and share classes, compared with 32.5% for the overall industry. Reflecting our favorable portfolio performance, we continue to receive strong net cash inflows from clients. In the second quarter, this totaled $7.9 billion, up slightly from the $7.7 billion of a year ago, but down from the $9.6 billion in this year’s first quarter when the firm realized record quarterly inflows.

“Our strong second quarter performance was achieved during a period in which global equity markets produced strong gains while bond returns were mostly negative. Shares were boosted by better-than-expected first-quarter earnings, especially among multinational firms, signs of sustained global economic growth, and substantial merger and acquisition activity. Although stocks continued to be volatile and pulled back slightly at the end of June following earlier peaks, they have remained extremely resilient, with several major indexes, including the S&P 500, reaching new all-time highs in July.
“Looking ahead, the U.S. economy continues to grow moderately, and global economic growth is likely to remain favorable in the near term. This should be supportive of good corporate earnings growth. Equities should also continue to benefit from vigorous merger and leveraged buyout activity, and stock buyback programs.
“T. Rowe Price’s strong capital position gives us substantial financial flexibility,” Mr. Kennedy added. “In the second quarter, we used our strong cash position to repurchase nearly 1.6 million shares. Including the first quarter and the first week of July, we have now repurchased almost 2.4 million shares this year. T. Rowe Price Group remains debt free and we have cash and corporate investment holdings of nearly $1.7 billion at June 30, 2007.”
In closing, Mr. Kennedy said: “Our talented and dedicated associates are focused on delivering investment management excellence and world-class service to our growing global client base. And although the financial markets heavily influence our results over the short term, our healthy balance sheet, disciplined investment approach, and diversified business model have us well positioned for growth in the months and years ahead.”

Other Matters
The financial results presented in this release are unaudited. The company expects that it will file its Form 10-Q Quarterly Report for the second quarter of 2007 with the U.S. Securities and Exchange Commission later today. The Form 10-Q will include more complete information on the company’s unaudited financial results.
Certain statements in this press release may represent “forward-looking information,” including information relating to anticipated growth in revenues, net income and earnings per share, anticipated changes in the amount and composition of assets under management, anticipated expense levels, and expectations regarding financial and other market conditions. For a discussion concerning risks and other factors that could affect future results, see the company’s Form 10-K and Form 10-Q reports.
Founded in 1937, Baltimore-based T. Rowe Price is a global investment management organization that provides a broad array of mutual funds, subadvisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price’s disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research. More information is available at www.troweprice.com.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in millions, except per-share amounts)

	Three months ended		Six months ended
	6/30/2006	6/30/2007	6/30/2006	6/30/2007
Revenues
Investment advisory fees	$369.7	$464.1	$723.6	$889.1
Administrative fees	76.0	86.7	151.2	169.8
Investment income of savings bank subsidiary	1.3	1.5	2.5	3.0

Total revenues	447.0	552.3	877.3	1,061.9
Interest expense on savings bank deposits	1.0	1.2	2.0	2.4

Net revenues	446.0	551.1	875.3	1,059.5

Operating expenses
Compensation and related costs	165.7	197.0	325.7	381.2
Advertising and promotion	21.1	21.9	49.1	53.7
Depreciation and amortization of property and equipment	11.0	14.0	22.1	27.7
Occupancy and facility costs	20.3	22.7	39.9	44.1
Other operating expenses	35.0	44.4	67.1	82.8

	253.1	300.0	503.9	589.5

Net operating income	192.9	251.1	371.4	470.0

Other investment income	23.7	11.7	31.4	23.5
Credit facility expenses	0.2	—	0.3	—

Net non-operating income	23.5	11.7	31.1	23.5

Income before income taxes	216.4	262.8	402.5	493.5
Provision for income taxes	80.7	100.6	150.1	188.4

Net income	$135.7	$162.2	$252.4	$305.1

Earnings per share
Basic	$.51	$.61	$.95	$1.15

Diluted	$.49	$.58	$.91	$1.09

Dividends declared per share	$.14	$.17	$.28	$.34

Weighted average shares outstanding	264.8	265.4	264.4	265.5

Weighted average shares outstanding assuming dilution	279.7	280.0	278.8	280.0

Investment Advisory Revenues (in millions)

	Three months ended		Six months ended
	6/30/2006	6/30/2007	6/30/2006	6/30/2007
Sponsored mutual funds in the U.S.
Stock and blended asset	$232.2	$290.6	$455.0	$553.7
Bond and money market	38.0	45.3	74.3	88.0

	270.2	335.9	529.3	641.7
Other portfolios	99.5	128.2	194.3	247.4

	$369.7	$464.1	$723.6	$889.1

Average Assets Under Management (in billions)
Sponsored mutual funds in the U.S.
Stock and blended asset	$150.4	$191.1	$148.4	$182.9
Bond and money market	34.3	40.9	33.7	40.0

	184.7	232.0	182.1	222.9
Other portfolios	109.4	138.9	106.0	134.4

	$294.1	$370.9	$288.1	$357.3

Assets Under Management (in billions)

	12/31/2006	6/30/2007
Sponsored mutual funds in the U.S.
Stock and blended asset	$168.5	$195.7
Bond and money market	38.0	41.6

	206.5	237.3
Other portfolios	128.2	142.5

	$334.7	$379.8

Stock and blended asset portfolios	$267.0	$307.2
Fixed income portfolios	67.7	72.6

	$334.7	$379.8

Condensed Consolidated Cash Flows Information (in millions)

	Six months ended
	6/30/2006	6/30/2007
Cash provided by operating activities	$356.1	$421.8
Cash used in investing activities, including ($58.8) for additions to property and equipment and ($81.7) for investments in sponsored mutual funds in 2007	(199.9)	(142.0)
Cash used in financing activities, including common stock repurchases of ($99.2) and dividends paid of ($90.3) in 2007	(145.3)	(157.6)

Net increase in cash during the period	$10.9	$122.2

Condensed Consolidated Balance Sheet Information (in millions)

	12/31/2006	6/30/2007
Cash and cash equivalents	$773.0	$895.2
Investments in sponsored mutual funds	554.4	681.0
Property and equipment	264.9	298.6
Goodwill and other intangible assets	669.4	669.1
Accounts receivable and other assets	503.6	532.6
Total assets	2,765.3	3,076.5
Total liabilities	338.4	438.2

Stockholders’ equity, 265.2 common shares outstanding in 2007, including net unrealized holding gains of $97.1 in 2007	$2,426.9	$2,638.3